TORM VOTE

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DESIGNATION (IF ANY)
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Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. ☒

FORM OF PROXY

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Resolutions 1- 5 are ordinary resolutions and Resolution 6 is a special resolution — The Board of Directors recommend a vote FOR Proposals 1-6.

	For	Against	Withheld		For	Against	Withheld
Proposal 1 - (Adoption of Annual Report and Account)	☐	☐	☐	**Proposal 2** - (Remuneration Report)	☐	☐	☐
Proposal 3 - (Remuneration Policy)	☐	☐	☐	**Proposal 4** - (Reappointment of Ernst & Young LLP)	☐	☐	☐
Proposal 5 - (Fix the remuneration of the auditors)	☐	☐	☐	**Proposal 6** - (Updated Articles)	☐	☐	☐

B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

FORM OF PROXY – TORM PLC

TORM PLC Annual General Meeting on Wednesday, 14 April 2021 at 12:00 noon (BST) at Birchin Court, 20 Birchin Lane, London EC3V 9DU, United Kingdom

For use by shareholders at the Annual General Meeting to be held on 14 April 2021

Appointment of Proxyholder

I/We, the undersigned shareholder(s) of the Company hereby appoint:

1 the Chair of the Meeting; or

2 (name and address of proxy in capital letters)

Please leave this box blank if you have selected the Chair. Do not insert your own name(s).

as my/our proxy to vote in my/our name(s) and on my/our behalf at the Annual General Meeting of the Company to be held at Birchin Court, 20 Birchin Lane, London EC3V 9DU, United Kingdom on 14 April 2021 at 12:00 noon (BST) and at any adjournment thereof.

Please indicate with an "X" in the appropriate boxes below how the proxy should vote and then sign on the next page. If no specific direction as to voting is given, the proxy may vote or abstain at their discretion.

C Non-Voting Items

Change of Address – Please print new address below.

Comments – Please print your comments below.